UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of February 3, 2004



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
-------------------------------------------------------------------------------
                    (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated December 31, 2003

2. Press Release dated January 5, 2004

3. Press Release dated January 8, 2004

4. Press Release dated January 23, 2004

5. Press Release dated January 23, 2004

6. Press Release dated January 29, 2004

7. Press Release dated January 30, 2004

8. Press Release dated February 2, 2004





This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                                                           NETIA

FOR IMMEDIATE RELEASE
---------------------

                                          CONTACT:  ANNA KUCHNIO (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    ABBAS QASIM
                                                    TAYLOR RAFFERTY, NEW YORK
                                                    +1-212-889-4350


NETIA MERGES WITH ITS SUBSIDIARIES
----------------------------------

WARSAW, Poland - December 31, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced that today the District Court for the Capital City of Warsaw, XX Commercial Division of the National Court Register entered in the register of entrepreneurs the merger between the Company and its nineteen wholly-owned subsidiaries which operated under the following names: Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom Swidnik S.A., Netia Telekom Torun S.A., Netia Telekom Wloclawek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pila Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o. and Telko Sp. z o.o. , and all of which, except for Telekom Building Sp. z o.o. and Optimus Inwest S.A., conducted telecommunication activities (,,Target Companies").

The merger was made pursuant to the Polish Commercial Companies Code through the transfer of all the assets of the Target Companies to Netia (merger by acquisition) without Netia's share capital increase and without exchange of shares nor amendment of Netia's Statute.

According to the provisions of the Polish Commercial Companies Code, Netia's merger with the Target Companies occurred as of 31 December 2003. As of that date Netia assumed all the rights and liabilities of the Target Companies that were dissolved. The merger completed the procedure of internal consolidation of the companies in the Netia Group.

In addition, the court dismissed motions to admit Millennium Communications S.A. ("Millennium") and Genesis Sp. z o.o. ("Genesis") to participate in the case as interested parties and, therefore, it did not review the motions for suspension of the proceedings to register Netia's merger with its subsidiaries. The court resolved that Millennium and Genesis do not have any reliable legal or economic interest since Netia's merger with its wholly-owned subsidiaries does not result in any change in the existing rights of Netia's shareholders.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003 , its Current Report dated November 6, 2003 and its Current Report dated December 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                                                           NETIA



FOR IMMEDIATE RELEASE
---------------------

                                           CONTACT:   ANNA KUCHNIO (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      ABBAS QASIM
                                                      TAYLOR RAFFERTY, NEW YORK
                                                      +1-212-889-4350




NETIA MANAGEMENT BOARD MEMBER ANNOUNCES UPCOMING RESIGNATION
------------------------------------------------------------

WARSAW, Poland - January 5, 2004 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that it has been informed by Ms. Elizabeth McElroy, a member of Netia's Management Board, about her plans to leave the Company at the end of February 2004. Until that time Ms. Elizabeth McElroy will continue to hold her current position of Chief Commercial Officer.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003 , its Current Report dated November 6, 2003 and its Current Report dated December 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

                                                                           NETIA


FOR IMMEDIATE RELEASE
---------------------


                                       CONTACT:    ANNA KUCHNIO (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   ABBAS QASIM
                                                   TAYLOR RAFFERTY, NEW YORK
                                                   +1-212-889-4350

NETIA'S SHARE CAPITAL AS OF JANUARY 1, 2004
-------------------------------------------

WARSAW, Poland - January 8, 2004 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced its share capital has increased in connection with the exercise of certain warrants issued by Netia.

I. Share Capital.

As of January 1, 2004, Netia's issued and outstanding share capital was PLN 344,486,821 and represented 344,486,821 shares, PLN 1 par value per share, each share giving right to one vote at Netia's general meeting of shareholders.

A motion for the registration of the share capital increase by the Polish court was filed on January 7, 2003.


II. Warrants Issued.

As of January 1, 2004, Netia issued 441,609 series J shares pursuant to the exercise of 280,665 two-year subscription warrants and 160,944 three-year subscription warrants by their holders at an issue price of PLN 2.53 per share. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia i.e. PLNETIA00014.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

III.       Outstanding Warrants.

As of January 2, 2004, the following warrants were traded on WSE:

32,143,556 two-year subscription warrants were traded on WSE under the ticker "NETPPO2, entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

32,263,277 three-year subscription warrants were traded on WSE under the ticker "NETPPO3, entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

IV. Updated Information on Netia's Share Capital.

Current information on Netia's share capital increases is constantly updated and made available at the Polish National Depositary for Securities and WSE as well as on Netia's website (www.investor.netia.pl). The share capital as currently registered by the Polish court, in the amount of PLN 344,393,550, reflects the status as of December 1, 2003, and will be amended following the consideration of a motion for the share capital increase filed with the court on January 7, 2004.

Share capital increases in connection with the exercise of Netia's outstanding warrants will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th day of each month, and, in addition, each time in the event of an exercise of warrants constituting 5% or more of all warrants issued by Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003 , its Current Report dated November 6, 2003 and its Current Report dated December 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

                                                                           NETIA

FOR IMMEDIATE RELEASE
---------------------



                                            CONTACT:  ANNA KUCHNIO (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      ABBAS QASIM
                                                      TAYLOR RAFFERTY, NEW YORK
                                                      +1-212-889-4350


AQUISITION OF NETIA SHARES
--------------------------

WARSAW, Poland - January 23, 2004 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it has received a notification from Powszechny Zaklad Ubezpieczen SA ("PZU SA") stating that a 5% threshold of the total number of votes at Netia's General Meeting of Shareholders has been exceeded.

According to the notification, PZU SA and its subsidiary PZU Zycie SA jointly hold 17,543,387 of Netia's shares, which constitutes 5.09% of the Netia's share capital, and entitles the holders thereof to exercise 17,543,387 votes at Netia's General Meeting of Shareholders, constituting 5.09% of the total number of votes at Netia's General Meeting of Shareholders.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003 , its Current Report dated November 6, 2003 and its Current Report dated December 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                                                           NETIA


FOR IMMEDIATE RELEASE
---------------------

                                         CONTACT:   ANNA KUCHNIO (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    ABBAS QASIM
                                                    TAYLOR RAFFERTY, NEW YORK
                                                    +1-212-889-4350


CHANGES WITHIN NETIA'S SUPERVISORY BOARD
----------------------------------------

WARSAW, Poland - January 23, 2004 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced that it was informed today about Mr. Andrzej Wiercinski's resignation from his position as a member of Netia's supervisory board. His resignation will be effective on the day immediately following the supervisory board's approval of Netia's 2003 financial statements, but no later than March 5, 2004.

Mr. Andrzej Wiercinski is resigning from his position as a member of Netia's supervisory board as, in his opinion, his role as a member of the supervisory board connected with Netia's financial restructuring process ended with the completion of that process. In addition, due to his other, newly-commenced professional activities, Mr. Andrzej Wiercinski believed he would not be able to devote enough time and effort to fulfill the duties required of a member of the supervisory board. At the same time, with respect to the duties of a supervisory board member, Mr. Wiercinski has indicated that he wishes to participate in the process of the board's approval of Netia's 2003 financial statements.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003 , its Current Report dated November 6, 2003 and its Current Report dated December 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                                                           NETIA

FOR IMMEDIATE RELEASE
---------------------

                                            CONTACT: ANNA KUCHNIO (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     ABBAS QASIM
                                                     TAYLOR RAFFERTY, NEW YORK
                                                     +1-212-889-4350



NETIA ACQUIRES ALTERNATIVE  TELECOM CARRIER EL-NET S.A.
-------------------------------------------------------

WARSAW, Poland - January 29, 2004 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced the acquisition of Regionalne Sieci Telekomunikacyjne El-Net S.A. ("El-Net"), marking an important step in Netia's consolidation of the Polish telecommunications market.

El-Net is a one of the largest alternative fixed-line telecommunications operators in Poland, providing services to over 61 thousand customers, including 17 thousand business customers, located in the cities of Warsaw and Bydgoszcz. El-Net's product portfolio includes fixed-line telephony, ISDN, Internet access, leased lines and cable TV services. In 2003 El-Net expects to report approximately PLN 115 million in revenues and PLN 24 million in EBITDA. Approximately 59% of El-Net's voice service revenues are from business customers.

This acquisition represents an evolution of Netia's cooperation with other alternative carriers. Netia and El-Net already work together on the basis of several specific commercial contracts as well as within a three-party general cooperation agreement that also includes the alternative operator Dialog, signed in 2002.

Commenting on the acquisition, Wojciech Madalski, Netia's Chief Executive Officer, said: "The acquisition of El-Net is in line with Netia's strategy to double revenues by 2008 based on a superior customer proposition supplemented by M&A activity. Following our acquisition of TDC Internet Polska (currently Swiat Internet) last year, this transaction confirms Netia's role as a leading player in the sector's consolidation.

 "Netia has been successfully attracting business customers and growing revenues from value-added / advanced telecommunications solutions. The combined company will have a stronger base to deliver continued revenue growth and margin improvements. In addition to the new foothold in Bydgoszcz, the acquisition strengthens Netia's position within its business customer base in Warsaw. "Zbigniew Lapinski, Netia's Chief Financial Officer, said: "Netia purchased 100% of El-Net's share capital and all of the long-term liabilities to its parent, Elektrim Telekomunikacja Sp. z o.o., and the consortium of banks for a price of PLN 96.5 million. We financed this transaction from internal resources and will include El-Net in Netia's consolidated financial statements for the first quarter of 2004. The transaction will allow for financial restructuring of El-Net's debt. In addition, El-Net has applied to convert its outstanding license fee liabilities of around EUR 114 million into the investments in telecom infrastructure. We intend to merge Netia's and El-Net's operations in a manner similar to the recently completed process involving Swiat Internet."

DETAILS OF THE TRANSACTION

On January 29, 2004, Netia purchased through its wholly-owned subsidiary Netia Ventures Sp. z o.o., with its seat in Warsaw ("Ventures"), from Tele-Tech Investment Sp. z o.o., with its seat in Warsaw ("Tele-Tech"), 3,100,000 (three million one hundred thousand) ordinary registered shares of Regionalne Sieci Telekomunikacyjne El-Net S.A. (the "El-Net Shares"), with a nominal value of PLN 310,000,000 (three hundred and ten million), representing 100% of the share capital and authorizing their holder to exercise 100% of votes at the shareholders' meeting of Regionalne Sieci Telekomunikacyjne El-Net S.A., with its seat in Warsaw ("El-Net"). Further, Ventures, purchased from BRE Bank S.A., with its seat in Warsaw ("BRE") certain receivables from El-Net under certain loans granted by its previous shareholders and affiliates at a principal amount of PLN 570.0 million increased by the due interests, secured by registered pledges on El-Net's property in Warsaw (the "El-Net Receivables") and receivables from El-Net under a syndicated bank loan for a principal amount of PLN 160.0 million increased by the due interests, secured by registered pledges on El-Net's property in Warsaw and Bydgoszcz (the "Loan Receivables").

The price paid by Netia for all of the purchased interests was PLN 96.5 million, and the costs of the transaction are approximately 3% of the purchase price. The value of the transaction does not exceed 10% of the value of the equity of Netia. Netia financed the purchase from its own funds. The investment in the El-Net Shares has a long-term nature. Neither Netia nor the members of its management or supervisory bodies have any relations with Tele-Tech or BRE, or the members of their respective management or supervisory bodies.

According to unaudited financial information, as at December 31, 2003, El-Net's total license fee obligations, which are subject to a similar restructuring process as that applied to Netia, whose license fees were cancelled in December 2003, amount to approximately EUR 114 million (PLN 540 million at the exchange rate prevailing on January 28, 2004). El-Net's long-term liabilities, excluding license fee liabilities and liabilities to Netia resulting from the purchase of El-Net receivables by Ventures, are below PLN 3 million. El-Net's current liabilities (including a bank loan amounting to less than PLN 1 million), decreased by its current receivables and cash and cash equivalents, are below PLN 21 million.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003 , its Current Report dated November 6, 2003 and its Current Report dated December 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                                                           NETIA

FOR IMMEDIATE RELEASE
---------------------

                                          CONTACT:  ANNA KUCHNIO (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    ABBAS QASIM
                                                    TAYLOR RAFFERTY, NEW YORK
                                                    +1-212-889-4350

NETIA S.A. CONFIRMS FINANCIAL RESULTS RELEASE DATE
--------------------------------------------------

WARSAW, Poland - January 30, 2004 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, confirmed today that its 2003 year end financial results will be released after the close of the Warsaw Stock Exchange on Wednesday, February 25, 2004.

On Thursday, February 26, 2004, President of the Management Board and CEO, Wojciech Madalski, and Chief Financial Officer, Zbigniew Lapinski, will host a conference call at 4:30 PM (CET) / 3:30 PM (UK) / 10:30 AM (Eastern) to review the results. The conference call will be available for replay purposes as well. Netia followers will receive invitations to participate in this conference call.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003, its Current Report dated November 6, 2003 and its Current Report dated December 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                                                           NETIA


FOR IMMEDIATE RELEASE
---------------------


                                       CONTACT:   ANNA KUCHNIO (IR)
                                                  +48-22-330-2061
                                                  Jolanta Ciesielska (Media)
                                                  +48-22-330-2407
                                                  Netia
                                                  -or-
                                                  Mark Walter
                                                  Taylor Rafferty, London
                                                  +44(0)20-7936-0400
                                                  -or-
                                                  ABBAS QASIM
                                                  TAYLOR RAFFERTY, NEW YORK
                                                  +1-212-889-4350




NETIA INTRODUCES NEW TARIFF PLAN FOR INTELLIGENT NETWORK SERVICES
-----------------------------------------------------------------

WARSAW, Poland - February 2, 2004 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced the introduction of new tariff plan for its free-phone service ("800" service) and the split-charge service ("801"service), effective February 2, 2004.

The new tariff plan "Zonal 800/801" complements the existing tariff plan for these services, offered since February 2002, which now will be named "Flat 800/801". Both tariff plans vary with regard to the price per minute of connection for each service, while the remaining charges are identical. The price per minute of connection when using the Zonal 800/801 and Flat 800/801 tariff plans are as follows:

Free-phone service ("800" service)

--------------------------------------------------------------------------------
              CALL TYPE               PRICE PER MINUTE, PLN NET OF VAT (GROSS)
--------------------------------------------------------------------------------
                                  FLAT 800/801                  ZONAL 800/801
--------------------------------------------------------------------------------
LOCAL                              0.35 (0.43)                   0.22 (0.27)
--------------------------------------------------------------------------------
DOMESTIC LONG DISTANCE             0.35 (0.43)                   0.50 (0.61)
FROM 8 AM TO 6 PM
--------------------------------------------------------------------------------
DOMESTIC LONG DISTANCE             0.35 (0.43)                   0.28 (0.34)
FROM 6 PM TO 8 AM
--------------------------------------------------------------------------------

 Split-charge service ("801" service)

   -----------------------------------------------------------------------------
                 CALL TYPE       PRICE PER MINUTE, PLN NET OF VAT (GROSS)
   -----------------------------------------------------------------------------
                                   FLAT 800/801               ZONAL 800/801
   -----------------------------------------------------------------------------
   LOCAL                            0.33 (0.40)                0.20 (0.24)
   -----------------------------------------------------------------------------
   DOMESTIC LONG DISTANCE           0.33 (0.40)                0.48 (0.59)
   FROM 8 AM TO 6 PM
   -----------------------------------------------------------------------------
   DOMESTIC LONG DISTANCE           0.33 (0.40)                0.26 (0.32)
   FROM 6 PM TO 8 AM
   -----------------------------------------------------------------------------


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003 , its Current Report dated November 6, 2003 and its Current Report dated December 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Date:  February 3, 2004



                                               NETIA S.A.



                                               By:  /S/ WOJCIECH MADALSKI
                                                    ----------------------------
                                               Name: Wojciech Madalski
                                               Title: President of the Company




                                               By:  /S/ ZBIGNIEW LAPINSKI
                                                    ----------------------------
                                               Name: Zbigniew Lapinski
                                               Title: Chief Financial Officer